UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 AMPLIDYNE, INC.
                             ----------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 par value
                ------------------------------------------------
                         (Title of Class of Securities)


                                    032103103
                             ----------------------
                                 (CUSIP Number)


                            Michael H. Freedman, Esq.
                     Law Offices of Michael H. Freedman, PLLC
                              189 West 89th Street
                            New York, New York 10024
                                 (212) 724-4597
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 7, 2005
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 032103103

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          BRIDGE VENTURES, INC.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]  (b)[X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          FLORIDA
--------- ----------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           543,499
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                543,499
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          543,499
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          3.1%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          CO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 032103103

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          SMACS HOLDING CORP.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          FLORIDA
--------- ----------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           69,900
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                69,900
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,900
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          0.3%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          CO
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 032103103

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          BRIDGE VENTURES, INC. EMPLOYEE BENEFIT PLAN
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          NOT APPLICABLE
--------- ----------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           -0-
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               981,524
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                -0-
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           981,524
---------------- --------- -----------------------------------------------------
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          981,524
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          5.5%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          EP
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 032103103

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          HARRIS FREEDMAN
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]  (b)[ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)  [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     7     SOLE VOTING POWER
                           52,000
Number of        --------- -----------------------------------------------------
Shares               8     SHARED VOTING POWER
Beneficially               -0-
Owned by Each    --------- -----------------------------------------------------
Reporting            9     SOLE DISPOSITIVE POWER
Person With                52,000
                 --------- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           -0-
---------------- --------- -----------------------------------------------------
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,000
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*  [ ]

--------- ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          0.3%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
    14
          IN
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 032103103


Item 1.  Security and Issuer.

     This Amendment No. 2 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statements on Schedule 13D filed with the Securities and Exchange Commission on December 5, 2000 and June 29, 2001 (the "Previous Statements" and, as amended by this Amendment, the "Statement") on behalf of
(i) Bridge Ventures, Inc., a Florida corporation, (ii) SMACS Holding Corp., a Florida corporation, (iii) Bridge Ventures, Inc. Employee Benefit Plan and
(iv) Harris Freedman, an individual (collectively, the "Reporting Persons"), relates to the common stock, par value $.0001 per share (the "Shares"), of Amplidyne Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is 59 LaGrange Street, Raritan, New Jersey 08869.


Item 2.  Identity and Background.

     (a) This Statement is filed on behalf of BVI, a Florida corporation ("Bridge"), SMACS Holding Corp., a Florida corporation ("SMACS"), Bridge Ventures, Inc. Employee Benefit Plan ("Bridge Pension Plan"), and Harris Freedman. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

     (b)-(c) The principal business/occupation of Bridge, SMACS and Harris Freedman is private equity financing. Harris Freedman is a control person and the Secretary and a Director of each of Bridge and SMACS. By virtue of his positions with Bridge and SMACS, Harris Freedman has the sole power to vote and dispose of the Issuer's Shares owned by each of Bridge and SMACS. The principal business address of Bridge, SMACS, and Harris Freedman is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

     Bridge Pension Plan is an employee benefit plan for the benefit of Harris Freedman. Harris Freedman and Annelies Freedman are the Trustees of Bridge Pension Plan. By virtue of their positions with Bridge Pension Plan, Harris Freedman and Annelies Freedman have shared power to vote and dispose of the Issuer's Shares owned by Bridge Pension Plan. The principal business address of Bridge Pension Plan is 1241 Gulf of Mexico Drive, Sarasota, FL 34228.

     (d) None of the persons named in Item 2(b)-(c) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons named in Item 2(b)-(c) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Harris Freedman is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of 358,499 Shares owned by Bridge is approximately $1,075,497. Such securities were acquired with working capital. The remaining 185,000 Shares held by Bridge were issued to Bridge pursuant to the conversion of Issuer's convertible promissory notes dated March 10, 2003.

     The aggregate purchase price of the 52,000 Shares owned outright by Harris Freedman is approximately $5,000. Such securities were acquired with personal funds.

     The aggregate purchase price of the 69,900 Shares owned by SMACS is approximately $209,700. Such securities were acquired with working capital.

     The aggregate purchase price of the 981,524 Shares owned by Bridge Pension is approximately $300,000. Such securities were acquired with funds held by the plan.

CUSIP NO. 032103103


Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the Shares for investment purposes.

     The Reporting Persons do not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Shares.


Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate percentage of Shares reported owned by each person named in Item 2(b)-(c) is based upon 17,788,267 shares of Shares outstanding.

     As of the close of business on July 27, 2005, Bridge beneficially owned 543,499 Shares, constituting approximately 3.1% of the Shares outstanding.
SMACS beneficially owned 69,900 Shares, constituting approximately 0.3% of the Shares outstanding. Bridge Pension Plan beneficially owned 981,521 Shares, constituting approximately 5.5% of the Shares outstanding. Harris Freedman beneficially owned 52,000 Shares and may be deemed to beneficially own the 613,399 Shares owned directly by Bridge and SMACS by virtue of his direct authority to vote and dispose of such Shares. Harris Freedman and his spouse Annelies Freedman may be deemed to beneficially own the 981,524 Shares owned by Bridge Pension Plan by virtue of their shared authority to vote and dispose of such Shares. Accordingly, Harris Freedman has sole and shared voting and dispositive power with respect to an aggregate of 1,646,923 Shares, constituting approximately 9.3% of the Shares outstanding. Harris Freedman and Annelies Freedman each disclaim beneficial ownership of the Shares owned by Bridge, SMACS and Bridge Pension Plan except to the extent of each of his/her equity interest in such entities.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's Shares during the last sixty days by the persons named in Item 2(b)-(c).

     (d) No person other than the persons named in Item 2(b)-(c) is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this filing on Schedule 13D.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.


Item 7.  Material to be Filed as Exhibits.

     Not applicable.

CUSIP NO. 032103103

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 2005                       BRIDGE VENTURES, INC.

                                          By: /s/ Harris Freedman
                                          --------------------------------------
                                                  Harris Freedman, Secretary


                                           S.M.A.C.S. HOLDINGS CORP.

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Secretary


                                           BRIDGE VENTURES, INC.
                                           EMPLOYEE BENEFIT PLAN

                                           By: /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Trustee


                                               /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman, Individually

CUSIP NO. 032103103

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days


                         Shares of Common          Price Per    Date of
                         Stock Purchased/(Sold)    Share ($)    Purchase/(Sale)
---------------------    ----------------------    ---------    ---------------

BRIDGE VENTURES, INC.           825,000               .03           6/30/05
EMPLOYEE BENEFIT PLAN

---------------------    ----------------------    ---------    ---------------

HARRIS FREEDMAN                  50,000               .06           7/11/05

---------------------    ----------------------    ---------    ---------------